UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File No.: 000-21909

Asia Travel Corporation

(Exact name of registrant as specified in its charter)

Unit 1202, Level 12, One Peking,

1 Peking Road, Tsim Sha Tsui,

Kowloon, Hong Kong

+852 39809369

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[X] Rule 12g-4(a)(1)(i)	[ ] Rule 12g-4(a)(2)(ii)	[ ] Rule 12h-3(b)(2)(i)
[X] Rule 12g-4(a)(1)(ii)	[ ] Rule 12h-3(b)(1)(i)	[ ] Rule 12h-3(b)(2)(ii)
[ ] Rule 12g-4(a)(2)(i)	[ ] Rule 12h-3(b)(1)(ii)	[ ] Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 133

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Asia Travel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Asia Travel Corporation

Dated: September 26, 2016

By: /s/ Tan Lung Lai

     Tan Lung Lai

Chief Executive Officer

Chief Financial Officer